EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended October 31,
	2010	2011	2012

Pre-tax income (loss) from continuing operations	$(331,573)	$(187,848)	$(134,699)
Fixed charges:
Interest expense	18,619	37,926	39,653
Portion of rental expense representative of interest factor	7,324	8,421	7,149
Total fixed charges	25,943	46,347	46,802
Pre-tax income (loss) from continuing operations plus fixed charges	$(305,630)	$(141,501)	$(87,897)

Ratio of losses to fixed charges (1)	$—	$—	$—

(1) Pre-tax losses from continuing operations plus fixed charges were inadequate to cover total fixed charges.